UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

TURNING POINT THERAPEUTICS, INC.
(Name of Subject Company (Issuer))

RHUMBA MERGER SUB INC.
(Offeror)

A Wholly Owned Subsidiary of

BRISTOL-MYERS SQUIBB COMPANY
(Parent of Offeror)
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

90041T108
(CUSIP Number of Class of Securities)

Sandra Leung, Esq.
Executive Vice President & General Counsel
Casarine Chong, Esq.
Senior Vice President & Associate General Counsel
Bristol-Myers Squibb Company
430 East 29th Street, 14th Floor
New York, NY 10016
(212) 546-4200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:
Daniel E. Wolf, P.C.
Sophia Hudson, P.C.
Jonathan L. Davis, P.C
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission  on June 17, 2022 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by Rhumba Merger Sub Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Bristol-Myers Squibb Company, a Delaware corporation (“Parent”), to acquire all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Turning Point Therapeutics, Inc., a Delaware corporation, for $76.00 per Share, in cash, without interest, subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule TO.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items 1 through 9 and Item 11 incorporate by reference the information contained in the Offer to Purchase, are hereby amended and supplemented by adding the following paragraphs thereto:

On July 19, 2022, Purchaser announced an extension of the Expiration Time until 5:00 p.m., Eastern Time, on August 15, 2022, unless the Offer is further extended or earlier terminated as permitted by the Merger Agreement. The Offer was previously scheduled to expire one minute following 11:59 p.m., Eastern Time, on July 18, 2022.

The Depositary has advised Purchaser that, as of 5:30 p.m., Eastern Time, on July 18, 2022, approximately 34,447,733 Shares have been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 69.0% of the outstanding Shares.

The press release announcing the extension of the Offer is attached hereto as Exhibit (a)(5)(viii) and incorporated herein by reference.

Item 11. Additional Information.

The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended as follows:

1.	By adding the following sentence at the end of the section entitled “—U.S. Antitrust” on page 51:

“As of July 18, 2022, Bristol-Myers Squibb and Turning Point continue to prepare the Premerger Notification and Report Forms to be filed with the Antitrust Division and the FTC. Bristol-Myers Squibb and Turning Point expect to submit such forms by the end of July.”

2.	By adding the following sentence after the fifth sentence of the section entitled “—Other Antitrust Approvals” on page 52:

“As of July 18, 2022, Bristol-Myers Squibb and Turning Point continue to prepare the filing to be submitted with the FCO. Bristol-Myers Squibb and Turing Point will submit such filing as promptly as possible.”

Amendments to the Offer to Purchase and the Other Exhibits to the Schedule TO

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows: All references in the Offer to Purchase (Exhibit (a)(1)(i)), Form of Letter of Transmittal (Exhibit (a)(1)(ii)), Form of Notice of Guaranteed Delivery (Exhibit (a)(1)(iii)), Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iv)) and Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(v)) to the Expiration Date being “one minute following 11:59 p.m., Eastern Time, on July 18, 2022” are amended and replaced with “5:00 p.m., Eastern Time, on August 15, 2022.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(viii)	Press Release issued by Bristol-Myers Squibb Company, dated July 19, 2022.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 19, 2022

RHUMBA MERGER SUB INC.

By:	/s/ Brian Heaphy
Name:	Brian P. Heaphy
Title:	Vice President

BRISTOL-MYERS SQUIBB COMPANY

By:	/s/ Kimberly Jablonski
Name:	Kimberly M. Jablonski
Title:	Corporate Secretary